Exhibit 21.1

SUBSIDIARIES OF

NAVIENT CORPORATION

Jurisdiction of
Name	Incorporation

Navient Solutions, LLC	Delaware
Navient Credit Finance Corporation	Delaware
Navient Credit Funding, LLC	Delaware
Navient Funding, LLC	Delaware

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Navient Corporation are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.